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Top Charts

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Top Free | Top Grossing | Trending | Top Paid

1. Idle - Rent Any Thing - Earn Any Time
   Idle LLC
   4.2★ Installed

2. Arrive - Package Tracker
   Shopify Inc.
   3.7★

3. Lowe's
   Lowe's Companies, Inc.
   4.5★

4. Amazon Shopping - Search, Find, Ship, and Save
   Amazon Mobile LLC
   4.1★ Installed

5. SHEIN-Fashion Shopping Online
   ZOETOP BUSINESS CO., LIMITED
   4.6★

6. Five Guys Burgers & Fries
   OLO
   3.7★

7. JCPenney
   JCPenney Inc.
   4.5★

8. Lowe's
   Lowe's Companies, Inc.
   4.5★

9. SHEIN-Fashion Shopping Online
   ZOETOP BUSINESS CO., LIMITED
   4.6★

10. Wish - Shopping Made Fun